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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  Arkona, Inc.
                         ------------------------------
                                (Name of Issuer)

        Common Stock,
  par value $.001 per share                                041268103
------------------------------                         ----------------
(Title of Class of Securities)                          (CUSIP Number)

                              Brian T. Allen, Esq.
                                 Stoel Rives LLP
                        201 South Main Street, Suite 1100
                            Salt Lake City, UT 84111
                                 (801) 328-3131
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 16, 2004**
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See explanation at Item 3 on page 3.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 041268103

------------ -------------------------------------------------------------------
 1           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Alan Rudd
------------ -------------------------------------------------------------------
 2           Check the Appropriate Box if a Member
             of a Group (See Instructions)                  (a) [ ]    (b) [ ]
------------ -------------------------------------------------------------------
 3           SEC Use Only
------------ -------------------------------------------------------------------
 4           Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
 5           Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)                           [ ]
------------ -------------------------------------------------------------------

 6           Citizenship or Place of Organization
             United States
--------------------------------------------------------------------------------

                       7       Sole Voting Power

                               8,170,190   shares  of  common  stock  (including
                               170,000 shares  issuable upon exercise of options
                               to  purchase  shares of common  stock and 940,000
      Number of                shares  issuable  upon  exercise  of  warrants to
        Shares                 purchase shares of common stock)
     Beneficially   -------- ---------------------------------------------------
      Owned by
         Each          8      Shared Voting Power
      Reporting
        Person                -0-
         With        -------- -------------------------------------------------

                       9       Sole Dispositive Power

                               8,170,190   shares  of  common  stock  (including
                               170,000 shares  issuable upon exercise of options
                               to  purchase  shares of common  stock and 940,000
                               shares  issuable  upon  exercise  of  warrants to
                               purchase shares of common stock)
                      -------- -------------------------------------------------
                      10       Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             8,170,190 shares of common stock (including 170,000 shares issuable upon  exercise  of options to purchase  shares of common  stock and
             940,000  shares  issuable  upon  exercise  of  warrants to purchase shares of common stock)
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)     [ ]
------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)            26%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)        IN
----------- -------------------------------------------------------------------

CUSIP No. 041268103

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $.001 par value (the "Common Stock").

         (b)      Name of Issuer: Arkona, Inc. (the "Issuer")

         (c) Address of Issuer's Principal Executive Office: 10542 South Jordan Gateway, South Jordan, Utah 84095.

Item 2.  Identity and Background

         (a)  Alan Rudd (the "Reporting Person")

         (b) Residence address: 6769 So. Walker Mill Drive, Salt Lake City, Utah 84121

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              The Reporting Person is the Chief Executive Officer and a director of Arkona, Inc. The address of Arkona, Inc. is 10542 South Jordan Gateway, South Jordan, Utah 84095.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

         During the last several years, the Reporting Person has acquired the shares of Common Stock with personal funds directly from the Issuer in various financing transactions. The failure of the Reporting Person to previously report the acquisition of such shares has been through his inadvertence rather than an attempt to mislead or to circumvent the securities laws. All such transactions and the Reporting Person's beneficial ownership has been timely reported in the Issuer's quarterly and annual reports, in the Issuer's proxy statements and
Section 16 reports filed by the Reporting Person.

Item 4.  Purpose of Transaction

         All acquisitions of shares of the Common Stock by the Reporting Person were for investment purposes. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Reporting Person is the beneficial owner and has the sole power to direct the vote of 8,170,190 shares of Common Stock. The Reporting Person's beneficial ownership of shares of Common Stock in the Issuer represents approximately 26% of the total number of outstanding shares of the Common Stock.

         (c) During the last sixty days, the Reporting Person has not effected any transactions in shares of the Common Stock.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:       August 16, 2004                 /s/ Alan Rudd
         --------------------               ------------------------------------
                                            Alan Rudd







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